UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number: 001-34784

AutoNavi Holdings Limited

18/F, Daheng Scitech Mansion, South Section

No. 3 Suzhou Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By:	/s/ Catherine Qin Zhang
Name:	Catherine Qin Zhang
Title:	Chief Financial Officer

Date: February 25, 2011

2

Exhibit Index

Exhibit 99.1—Press Release

3

Exhibit 99.1

AutoNavi Holdings Limited Announces

Fourth Quarter and Fiscal Year 2010 Results

Net revenues in the fourth quarter of 2010 increase 46.7% year-over-year to $23.0 million, beating Company’s full-year guidance

BEIJING, February 24, 2011 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the quarter and the fiscal year ended December 31, 2010.

Fourth Quarter 2010 Highlights

•	Net revenues in the fourth quarter of 2010 were $23.0 million, an increase of 46.7% year-over-year from $15.7 million in the fourth quarter of 2009.

•	Gross profit in the fourth quarter of 2010 was $15.0 million, an increase of 58.1% year-over-year from $9.5 million in the fourth quarter of 2009.

•	Operating income in the fourth quarter of 2010 was $6.7 million, an increase of 88.7% year-over-year from $3.6 million in the fourth quarter of 2009.

•	Net income attributable to AutoNavi shareholders was $5.8 million in the fourth quarter of 2010, an increase of 355.6% year-over-year from $1.3 million in the fourth quarter of 2009.

Fiscal Year 2010 Highlights

•	Net revenues in fiscal year 2010 were $85.8 million, an increase of 50.0% year-over-year from $57.2 million in fiscal year 2009.

•	Gross profit in fiscal year 2010 was $57.4 million, an increase of 54.7% year-over-year from $37.1 million in fiscal year 2009.

•	Operating income in fiscal year 2010 was $23.3 million, an increase of 49.8% year-over-year from $15.6 million in fiscal year 2009.

•	Net income attributable to AutoNavi shareholders was $19.1 million in fiscal year 2010, an increase of 84.2% year-over-year from $10.4 million in fiscal year 2009.

AutoNavi’s chief executive officer Mr. Congwu Cheng commented, “We believe that strong growth in the middle and high-end car sales markets will continue to provide a stable and increasing source of revenue for our business. To leverage our core navigation expertise, capitalize on the fast-growing smart phone and device markets as well as China’s increasing mobile internet user-base, and to diversify our revenue streams, we have begun to deploy meaningful resources to develop our wireless location-based media platform. We expect to devote more resources in the coming quarters towards the execution of this strategy, which we view as one of the most fundamental evolutions in our company’s operating history.”

Mr. Cheng continued, “With this goal in mind, we are pleased to report that we have already made noticeable progress, as our mobile navigation and map applications have been installed on the majority of Android-based handsets in 2010 and as the user base of our free location-based application, MiniMap, has grown to 11 million users. Benefiting from our leadership position in the in-dash auto-navigation market and leveraging our vast digital map and POI database, we will continue to cultivate new opportunities that deliver value-added services for users across multiple devices and yield long-term value for our shareholders.”

Fourth quarter 2010 Results

Revenues

Net revenues in the fourth quarter of 2010 were $23.0 million, representing an increase of 46.7% year-over-year and a decrease of 4.1% sequentially.

Automotive Navigation

Net revenues from the automotive navigation market in the fourth quarter of 2010 were $16.7 million, an increase of 52.5% year-over-year and a decrease of 6.5% sequentially. The year-over-year increase in revenues was mainly due to an increase in the number of copies of digital map data licensed for use in in-dash navigation systems, which is directly linked to the number of vehicles sold in China equipped with these systems. The sequential decrease was mainly due to a decrease in the number of copies of digital map data licensed for use in in-dash navigation systems as compared to record sales in the third quarter of 2010.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the fourth quarter of 2010 were $3.2 million, an increase of 18.1% year-over-year and a decrease of 2.0% sequentially. The year-over-year increase was primarily attributable to an increase in revenues from both the aerial photogrammetry business and the enterprise solutions business due to new contracts entered in fiscal year 2010.

Wireless and Internet Location-based Solutions

Net revenues from the wireless and Internet location-based solutions business in the fourth quarter of 2010 were $2.7 million, an increase of 49.4% year-over-year and 2.7% sequentially. The year-over-year increase was primarily due to an increase in revenues derived from the pre-installation of the Company’s navigation solutions on certain mobile phone models and an increase in revenues from the Company’s Internet map application business.

Cost of Revenues

Cost of revenues in the fourth quarter of 2010 was $8.1 million, representing an increase of 29.4% year-over-year and 12.9% sequentially. The year-over-year increase was largely attributable to an increase in direct production costs as well as an increase in salary and benefit expenses, which arose as a result of the expansion of the Company’s data collection and processing work force as the Company continues to enhance the quality, coverage and depth of its digital map database. The sequential increase was mainly due to increased direct production costs.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2010 was $15.0 million, an increase of 58.1% year-over-year and a decrease of 11.3% sequentially. Gross margin, or gross profit as a percentage of net revenues, was 65.0% in the fourth quarter of 2010, compared to 60.3% in the year-ago period and 70.3% in the third quarter of 2010.

Operating Expenses

Total operating expenses in the fourth quarter of 2010 were $8.9 million, an increase of 34.7% year-over-year and a decrease of 3.1% sequentially. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $8.6 million, an increase of 39.1% year-over-year and 1.4% sequentially.

Research and development expenses increased 53.0% year-over-year and decreased 6.9% sequentially to $3.6 million. The year-over-year increase was primarily due to higher salary and benefit expenses as well as outsourced development expenses incurred to improve the efficiency of the Company’s technology platform and expand its technological capabilities. Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased 55.1% year-over-year and decreased 1.6% sequentially to $3.5 million.

Selling and marketing expenses increased 54.0% year-over-year and 8.0% sequentially to $2.6 million. The year-over-year increase was primarily due to increased travel and marketing expenses associated with the promotion of the Company’s solutions and higher salary and benefit expenses as a result of an increased sales headcount in the fourth quarter of 2010. The sequential increase was mainly attributable to increased marketing research and consulting expenses, partially offset by lower share-based compensation expenses in the fourth quarter of 2010. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased 54.1% year-over-year and 16.9% sequentially to $2.5 million.

General and administrative expenses increased 6.0% year-over-year and decreased 6.9% sequentially to $2.8 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased 13.5% year-over-year and decreased 6.6% sequentially to $2.7 million.

Operating Income and Operating Margin

Operating income in the fourth quarter of 2010 was $6.7 million, an increase of 88.7% year-over-year and a decrease of 12.7% sequentially. Operating margin, or operating income as a percentage of net revenues, was 29.2% in the fourth quarter of 2010, compared to 22.7% in the year-ago period and 32.0% in the third quarter of 2010.

Non-GAAP operating income, which excludes share-based compensation expenses, in the fourth quarter of 2010, was $7.1 million, an increase of 73.6% year-over-year and a decrease of 16.4% sequentially. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 30.7% in the fourth quarter of 2010, compared to 26.0% in the year-ago period and 35.2% in the third quarter of 2010.

Change in Fair Value of Forward Contract

In the third quarter of 2010, the Company engaged a bank to convert a certain amount of U.S. dollars into Japanese Yen and made a one-year fixed-interest-rate Japanese Yen deposit with the bank. Furthermore, the Company entered into a forward contract with the bank to convert the Japanese Yen deposit back into U.S. dollars upon the expiration of the one-year term at a pre-determined exchange rate. The forward contract was accounted for under derivative accounting, which requires the change in fair value of the forward contract at each period end be recorded in the statement of operations. For the fourth quarter of 2010, the Company recorded a loss of $1.2 million in the change in fair value of the forward contract. Additionally, the company recorded a foreign exchange gain of $1.0 million and interest income of $0.5 million related to the arrangement.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders in the fourth quarter of 2010 was $5.8 million, an increase of 355.6% year-over-year and a decrease of 6.8% sequentially. Diluted net income per American depositary share (“ADS”) attributable to AutoNavi shareholders for the fourth quarter of 2010 was $0.12. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, in the fourth quarter of 2010, was $6.1 million, an increase of 49.0% year-over-year and a decrease of 11.9% sequentially. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the fourth quarter of 2010 was $0.12.

Cash Flow

Net cash provided by operating activities was $11.2 million in the fourth quarter of 2010. As of December 31, 2010, the Company had $165.8 million in cash and term deposits.

Fiscal Year 2010 Results

Revenues

Net revenues in fiscal year 2010 were $85.8 million, representing an increase of 50.0% year-over-year from fiscal year 2009.

Automotive Navigation

Net revenues from the automotive navigation market in fiscal year 2010 were $63.4 million, an increase of 75.1% year-over-year from fiscal year 2009. The increase was mainly due to increases in the number of copies of digital map data licensed for use in in-dash navigation systems, which is directly linked to the number of vehicles sold in China equipped with these systems.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in fiscal year 2010 were $10.8 million, a decrease of 24.8% year-over-year from fiscal year 2009. The decrease was mainly due to a decrease in revenues from the aerial photogrammetry business, partially offset by an increase in revenues from the enterprise solutions business. The decrease in revenues from the aerial photogrammetry business was primarily attributable to a relatively large portion of revenues in fiscal year 2009 being associated with the Central Government’s second national land survey project. The increase in revenues from the enterprise solutions business was largely due to an increased number of new contracts entered in 2010.

Wireless and Internet Location-based Solutions

Net revenues from the wireless and Internet location-based solutions business in fiscal year 2010 were $9.6 million, an increase of 86.0% year-over-year from fiscal year 2009. The increase in revenues derived from pre-installing the Company’s navigation solutions on certain mobile phone models as well as increases in the Internet map application business continued to drive year-over-year revenue growth.

Cost of Revenues

Cost of revenues in fiscal year 2010 was $28.3 million, representing an increase of 41.4% year-over-year from fiscal year 2009. The increase was largely attributable to an increase in direct production costs as well as an increase in salary and benefit expenses, which rose as a result of the expansion of the Company’s data collection and processing work force, as the Company continued to enhance the quality, coverage and depth of its digital map database.

Gross Profit and Gross Margin

Gross profit in fiscal year 2010 was $57.4 million, an increase of 54.7% year-over-year from fiscal year 2009. Gross margin, or gross profit as a percentage of net revenues, was 67.0% in fiscal year 2010, compared to 65.0% in fiscal year 2009.

Operating Expenses

Total operating expenses in fiscal year 2010 were $34.8 million, an increase of 54.4% year-over-year from fiscal year 2009. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $29.0 million, an increase of 45.3% year-over-year from fiscal year 2009.

Research and development expenses increased 73.5% year-over-year from fiscal year 2009 to $12.7 million. The increase was primarily due to higher salary and benefit expenses, outsourced development expenses incurred to improve the efficiency of the Company’s technology platform and expand its technological capabilities, and an increase in share-based compensation expenses. Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased 65.8% year-over-year from fiscal year 2009 to $11.2 million.

Selling and marketing expenses increased 66.5% year-over-year from fiscal year 2009 to $9.3 million. The increase was primarily due to an increase in salary and benefit expenses as a result of an increased sales headcount, higher travel and marketing expenses and an increase in share-based compensation expenses. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased 46.6% year-over-year from fiscal year 2009 to $8.0 million.

General and administrative expenses increased 32.8% year-over-year from fiscal year 2009 to $12.8 million. The increase was primarily due to the increase in share-based compensation expenses and certain professional service expenses in fiscal year 2010. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased 26.5% year-over-year from fiscal year 2009 to $9.8 million.

Operating Income and Operating Margin

Operating income in fiscal year 2010 was $23.3 million, an increase of 49.8% year-over-year from fiscal year 2009. Operating margin, or operating income as a percentage of net revenues, was 27.2% in fiscal year 2010, compared to 27.3% in fiscal year 2009.

Non-GAAP operating income, which excludes share-based compensation expenses, in fiscal year 2010 was $29.8 million, an increase of 61.4% year-over-year from fiscal year 2009. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 34.8% in fiscal year 2010, compared to 32.3% in fiscal year 2009.

Income Tax Expense

Income tax expense was $4.0 million and the effective rate was 16.5% in fiscal year 2010, compared to 7.2% in fiscal year 2009. The increase in the effective tax rate was primarily due to the fact that the tax exemption period enjoyed by certain of our entities expired at the end of 2009. These entities were qualified as “high and new technology enterprises” and “foreign-invested manufacturing enterprises” and were taxed at a preferential tax rate of 12.5% starting in 2010. The increase in effective tax rate was also attributable to an increase in certain non-deductible expenses.

On February 21, 2011, one of our consolidated entities received notice from the tax authority that it had qualified as a “key software company” and was therefore entitled to a preferential tax rate of 10% for 2010, which will result in a decrease of income tax expense of approximately $1 million. The Company believes that this should be accounted as an enacted change in the tax rate. The cumulative effect of this enactment will be reflected in the period that includes the enactment date, the first quarter of 2011.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders in fiscal year 2010 was $19.1 million, an increase of 84.2% year-over-year from fiscal year 2009. Diluted net income per ADS attributable to AutoNavi shareholders for fiscal year 2010 was $0.42.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, in fiscal year 2010 was $25.6 million, an increase of 46.7% year-over-year from fiscal year 2009. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for fiscal year 2010 was $0.56. One ADS represents four ordinary shares.

Cash Flow

Net cash provided by operating activities was $35.0 million for fiscal year 2010.

Recent Business Updates

AutoNavi Produces China’s Best-Selling iPhone Application in 2010

According to Apple’s iTunes store, AutoNavi produced China’s best-selling iPhone application in 2010, beating out applications from various industries including the education and gaming sectors. The Company’s iPhone application provides voice-guided navigation across China, including Hong Kong and Macau, and can be purchased through Apple’s iTunes store for US$14.99 per download. The application features advanced functions such as 3-D street views, high-definition viewing for both the iPhone 4 and the iPad, and an in-depth-database that allows for online Points of Interest searches as well as real-time traffic information in select cities. AutoNavi’s top ranking demonstrates the Company’s ability to build upon its growing end-user base to further expand its mobile B2C platform.

Strategic Agreement with China Mobile and Others

In December 2010, AutoNavi entered into a strategic agreement with other major industry players to form the joint Guangdong Car Owner Service Platform, the largest platform in Guangdong, China, to provide car owners with integrated all-around services including connected navigation services in the area. Powered by the vast wireless network of Guangdong Mobile, one of China Mobile’s largest subsidiaries with approximately 70 million subscribers, the new platform will provide a broad offering of high-quality services including in-dash calling, real-time traffic updates, an Internet network address book and information on travel options, discounts on Guangdong’s highway tolls as well as roadside assistance, broadening AutoNavi’s reach in the rapidly growing Guangdong market.

Management Changes

The Company recently announced a number of management changes. Mr. Jun Xiao, a co-founder of AutoNavi who had served as the Company’s senior vice president of sales and marketing and chief operating officer, resigned from those positions, but continues to serve as a director of the Company. Mr. Yongqi Yang, the Company’s chief technology officer, has since transitioned from his position as CTO to executive vice president of AutoNavi’s automotive business and will assume Mr. Jun Xiao’s former primary responsibilities. Additionally, Mr. Hai Cui, the former head of the China Technology Development Center at NHN Corporation (KOSPI: 035420), has succeeded Mr. Yang as the Company’s new CTO and will focus on the Company’s development efforts in the wireless and Internet space.

Business Outlook

The Company estimates that its net revenues for the full year 2011 will be approximately $117 million to $120 million, an increase of approximately 36% to 40% over fiscal year 2010.

Conference Call Information

AutoNavi’s management will hold an earnings conference call at 8:00 a.m. U.S. eastern standard time on February 24, 2011 (9:00 p.m. Beijing/Hong Kong on February 24, 2011).

U.S. Toll Free:	+1-866-730-5763
U.S./International:	+1-857-350-1587
Hong Kong:	+852-3002-1672
United Kingdom:	+44-207-365-8426
Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until March 2, 2011:

U.S. Toll Free:	+1-888-286-8010
U.S./International:	+1-617-801-6888
Passcode:	38120312

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (NASDAQ: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.1 million kilometers of roadway and over 13 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, public sector and enterprise applications, wireless location-based solutions and Internet location-based solutions. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the wireless/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) non-GAAP operating expenses, (2) non-GAAP R&D expenses, (3) non-GAAP selling and marketing expenses, (4) non-GAAP general and administrative expenses, (5) non-GAAP operating income, (6) non-GAAP operating margin, (7) non-GAAP net income attributable to AutoNavi shareholders, and (8) non-GAAP diluted net income per ADS attributable to AutoNavi shareholders, each of which excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-5985-9538

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Unaudited Consolidated Balance Sheet

(In thousands of U.S. dollars)

	December 31, 2010	December 31, 2009
ASSETS

Current assets:

Cash	103,105	34,716
Restricted cash	485	469
Term deposit	62,716	—
Accounts receivables	23,752	18,743
Amount due from related parties, non-trading	1,212	16,663
Prepaid expenses and other current assets	5,415	3,895
Deferred costs in connection with IPO	—	1,054
Deferred tax assets, current	378	469

Total current assets	197,063	76,009

Property and equipment, net	41,571	20,587
Equity method investment	5,102	5,163
Acquired intangible assets, net	996	1,326
Goodwill	3,242	3,134
Deferred tax assets, non-current	292	79
Other long term assets	357	332

Total assets	248,623	106,630

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $1,523 and $494 as of December 31, 2010 and December 31, 2009, respectively)	1,523	494
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $3,730 and $1,457 as of December 31, 2010 and December 31, 2009, respectively)	5,895	3,073
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $13,907 and $9,261 as of December 31, 2010 and December 31, 2009, respectively)	14,690	10,651
Income taxes payable (including Income taxes payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $4,668 and $2,084 as of December 31, 2010 and December 31, 2009, respectively)	4,715	1,983

1

Forward contract	2,465
Deferred tax liability, current (including Deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $500 as of December 31, 2010)	500	—

Total current liabilities	29,788	16,201
Deferred tax liability, non-current (including Deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $473 and $415 as of December 31, 2010 and December 31, 2009, respectively)	473	532

Total liabilities	30,261	16,733

Series A convertible redeemable preferred shares	—	39,326

Equity:
Ordinary shares	19	11
Additional paid-in capital	169,132	25,178
Statutory reserve	6,322	3,712
Retained earnings	28,023	11,498
Accumulated other comprehensive income	11,449	7,923

Total AutoNavi Holdings Limited Shareholders’ Equity	214,945	48,322
Non-controlling interest	3,417	2,249
Total equity	218,362	50,571
Total liabilities, Series A convertible redeemable preferred shares, and equity	248,623	106,630

2

AUTONAVI HOLDINGS LIMITED

Unaudited Consolidated Statements of Operations

(In thousands of U.S. dollars, except per share data)

	For the three months ended			For the year ended
	December 31, 2010	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2009
Revenue	23,560	16,239	24,342	87,550	58,953
Business tax	(542)	(548)	(334)	(1,785)	(1,790)

Net revenues	23,018	15,691	24,008	85,765	57,163
Cost of revenues	(8,054)	(6,224)	(7,131)	(28,328)	(20,031)

Gross profit	14,964	9,467	16,877	57,437	37,132

Operating expenses
Research and development	(3,592)	(2,348)	(3,858)	(12,732)	(7,338)
Selling and marketing	(2,556)	(1,660)	(2,367)	(9,335)	(5,608)
General and administrative	(2,773)	(2,616)	(2,978)	(12,769)	(9,613)

Total Operating expenses	(8,921)	(6,624)	(9,203)	(34,836)	(22,559)

Government subsidies	672	715	14	748	1,016

Operating income	6,715	3,558	7,688	23,349	15,589

Investment Income	—	28	—	—	109

Interest income	1,127	88	666	1,991	295
Change of fair value of forward contract	(1,174)	—	(1,291)	(2,465)	—
Exchange gains (losses)	929	—	575	1,504	—
Other income (expense)	47	—	47	94	—

Income before income taxes, share of net income of equity accounted investment and discontinued operations	7,644	3,674	7,685	24,473	15,993
Income tax expense	(1,297)	(202)	(1,099)	(4,041)	(1,144)
Share of net income of equity method accounted investment	(351)	92	12	(238)	156

Income from continuing operations	5,996	3,564	6,598	20,194	15,005

Discontinued operations:
Loss on discontinued operations before income tax	—	(2,423)	—	—	(4,328)
income tax benefit	—	82	—	—	147

3

Loss on discontinued operations, net of tax	—	(2,341)	—	—	(4,181)

Net income	5,996	1,223	6,598	20,194	10,824
Less: Net income attributable to noncontrolling interest	201	(49)	381	1,059	433
Net income attributable to AutoNavi Holdings Limited shareholders	5,795	1,272	6,217	19,135	10,391

Net Income per share
Net income from continuing operations attributable to AutoNavi Holdings Limited shareholders
Basic	0.03	0.02	0.03	0.11	0.10
Diluted	0.03	0.02	0.03	0.10	0.10

Net loss on discontinued operations attributable to AutoNavi Holdings Limited shareholders
Basic	—	(0.01)		—	(0.03)
Diluted	—	(0.01)		—	(0.03)

Net income attributable to AutoNavi Holdings Limited shareholders
Basic	0.03	0.01	0.03	0.11	0.07
Diluted	0.03	0.01	0.03	0.10	0.07

Weighted average number of shares used in calculating net income per ordinary share
Basic	188,563,775	115,026,217	188,273,000	149,684,032	115,675,022
Diluted	201,311,438	159,040,274	200,471,885	182,696,079	157,188,766

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AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures

(In thousands of U.S. dollars, except percentage and per ADS data)

	For the three months ended			For the twelve months ended
	December 31, 2010	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2009

Total operating expenses	8,921	6,624	9,203	34,836	22,559
Share-based compensation	(312)	(436)	(709)	(5,849)	(2,608)
Non-GAAP total operating expenses	8,609	6,188	8,494	28,987	19,951

R&D expenses	3,592	2,348	3,858	12,732	7,338
Share-based compensation	(123)	(112)	(333)	(1,559)	(601)
Non-GAAP R&D expenses	3,469	2,236	3,525	11,173	6,737

Selling and marketing expenses	2,556	1,660	2,367	9,335	5,608
Share-based compensation	(72)	(48)	(242)	(1,324)	(143)
Non-GAAP selling and marketing expenses	2,484	1,612	2,125	8,011	5,465

General and administrative expenses	2,773	2,616	2,978	12,769	9,613
Share-based compensation	(117)	(276)	(134)	(2,966)	(1,864)
Non-GAAP general and administrative expenses	2,656	2,340	2,844	9,803	7,749

Operating income	6,715	3,558	7,688	23,349	15,589
Share-based compensation	354	515	764	6,457	2,876
Non-GAAP operating income	7,069	4,073	8,452	29,806	18,465

Operating margin	29.2%	22.7%	32.0%	27.2%	27.3%
Share-based compensation	1.5%	3.3%	3.2%	7.5%	5.0%
Non-GAAP operating margin	30.7%	26.0%	35.2%	34.8%	32.3%

Net income attributable to AutoNavi Holdings Limited shareholders	5,795	1,272	6,217	19,135	10,391

Discontinued operation, net of tax	—	2,341	—	—	4,181

Share-based compensation	354	515	764	6,457	2,876
Non-GAAP net income attributable to AutoNavi Holdings Limited shareholders	6,149	4,128	6,981	25,592	17,448

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	For the three months ended December 31, 2010
	GAAP	Adjustments	Non-GAAP(a)
Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.12	—	0.12

	For the twelve months ended December 31, 2010
	GAAP	Adjustments	Non-GAAP(a)
Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.42	0.14	0.56

(a)	Non-GAAP diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net income attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net income per ordinary share attributable to AutoNavi Holdings Limited shareholders for the respective periods (after adjusting for the ADS to ordinary share ratio).

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